File No. 812-13405

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

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Amendment No. 2 to the Application for an Order under Section 6(c) of the Investment
Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

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In the Matter of

Arrow Investment Advisers, LLC
and
Arrow Funds Trust

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Please send all communications to: Joe Barrato Chief Executive Officer Arrow Investment Advisers, LLC 2943 Olney-Sandy Spring Road, Suite A Olney, MD 20832	With a copy to: Stacy L. Fuller, Esq. K&L Gates LLP 1601 K Street, N.W. Washington, D.C. 20006-1600

Page 1 of 92 sequentially numbered pages (including exhibits)

TABLE OF CONTENTS

Page

I.	SUMMARY OF APPLICATION				4
	A.	Request for Order			4
	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission			7
II.	BACKGROUND				8
	A.	The Trust			8
	B.	The Adviser			11
	C.	The Underlying Indices			12
	D.	The Distributor			12
III.	APPLICANT’S PROPOSAL				13
	A.	Operation of the Funds			13
		1.	Capital Structure and Voting Rights; Book-Entry		13
		2.	Investment Objectives		13
		3.	Listing and Trading		16
	B.	Purchases and Redemptions of Shares and Creation Unit Aggregations			16
		1.	Placement of Orders to Purchase Creation Unit Aggregations		17
			a.	General	17
			b.	NSCC Clearing Process, DTC Process and Process for the Funds	23
			c.	Transaction Fees	25
			d.	Timing and Transmission of Purchase Orders	26
		2.	Payment for Creation Unit Aggregations		27
			a.	General	27
			b.	Domestic Funds	28
			c.	Global Funds and International Funds	29
		3.	Redemption		31
		4.	Pricing of Shares		34
	C.	Depositary Receipts			34
	D.	Applicability to Funds			38
	E.	Likely Purchasers of Shares			39
	F.	Disclosure Documents			40
	G.	Sales and Marketing Materials			42
	H.	Availability of Information Regarding Shares and Underlying Indices			43
		1.	Equity Funds		43

		2.	Fixed Income Funds		45
			a.	Calculation of Intra-day NAV	45
			b.	Availability of Intra-day Pricing and Other Information	47
	I.	Dividend Reinvestment Service			49
	J.	Shareholder Transaction Expenses			49
	K.	Shareholder Reports			49
IV.	IN SUPPORT OF THE APPLICATION				50
	A.	Summary of the Application			50
		1.	Relief Relating to the Funds’ ETF Structure		50
	B.	Benefits of the Proposal			52
	C.	The Product Does Not Raise Concerns			53
		1.	Structure and Operation of the Trust and its Funds Compared to Current ETFs		53
		2.	Investor Uses and Benefits of Products		54
V.	REQUEST FOR ETF RELIEF				55
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)			55
	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1			57
	C.	Exemption from the Provisions of Section 22(e)			60
	D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)			64
VI.	REQUEST FOR SECTION 12(d)(1) RELIEF				68
	A.	Exemption from the Provisions of Sections 12(d)(l)(A), 12(d)(1)(B) and 17(a)			68
		1.	General		68
		2.	The Acquiring Funds		69
		3.	Proposed Conditions and Disclosure		69
VII.	LEGAL ANALYSIS				71
	A.	Section 12(d)(l)			71
		1.	Exemption under Section 12(d)(1)(J)		72
		2.	Concerns Underlying Section 12(d)(1)(J)		73
	B.	Sections 17(a), 17(b) and 6(c)			76
IX.	EXPRESS CONDITIONS TO THIS APPLICATION				79
X.	NAMES AND ADDRESSES				85
XI.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES				85
EXHIBIT A – DESCRIPTION OF INITIAL FUNDS AND THEIR INDICES					89

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

Arrow Investment Advisers, LLC and Arrow Funds Trust 2943 Olney-Sandy Spring Road, Suite A Olney, MD 20832

Amendment No. 2 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

File No. 812-13405

I.     SUMMARY OF APPLICATION

A.     Request for Order

In this amendment no. 2 to the application originally filed in File No. 812-13405 on July 9, 2007 (“Application”), Arrow Investment Advisers, LLC (the “Adviser”) and Arrow Funds Trust, a Delaware statutory trust (the “Trust”) (collectively, the “Applicants”), apply for and request an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Applicants request that the Order also apply to any existing or future registered open-end management investment company and its series that comply with the terms and conditions of the Application (collectively, with future series of the Trust, the

“Future Funds” and together with the initial series of the Trust, the “Funds”).1 The requested Order would permit, among other things, (a) shares of the Funds (“Shares”) to be redeemable in large aggregations only (“Creation Unit Aggregations”); (b) Shares to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as the New York Stock Exchange (“NYSE”), and the Nasdaq Stock Market, Inc. (“Nasdaq”) at negotiated market prices rather than at net asset value (“NAV”); (c) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (d) certain affiliated persons of the investment company to buy securities from, and sell securities to, the investment company, in connection with the in-kind purchase and redemption of the investment company’s exchange-traded Shares (referred to as the “ETF Relief”). Applicants believe that the requested ETF Relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants also apply for and request the Order pursuant to Section 12(d)(l)(J) of the Act exempting certain transactions from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act (also, the “Order”). Applicants ask that this requested relief (sometimes referred to herein as the “12(d)(l) Relief”) be applicable to (i) each Fund, (ii) “Acquiring Funds” as defined immediately below, and (iii) any broker-dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) selling Shares to Acquiring Funds (“Brokers”). The Order, if granted, would permit registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same
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1 All entities that currently intend to rely on the Order are named as Applicants.

“group of investment companies” as defined in Section 12(d)(l)(G)(ii) of the Act as the Funds, to acquire Shares beyond the limits of Section 12(d)(l)(A) of the Act. (Such management companies are referred to herein as the “Acquiring Management Companies,” such UITs are referred to herein as “Acquiring Trusts,” and are collectively referred to herein as the “Acquiring Funds”). The requested exemptions would also permit each Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(l)(B). In addition, Applicants request relief from Sections 17(a)(l) and (2) (also, the “Order”) to permit each Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of the shares of such Fund. An Acquiring Fund may rely on the requested Order, if granted, only to invest in the Funds and not in any other registered investment company.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Initial and Future Fund (each as defined below) and that the proposed transactions are consistent with the general purposes of the Act.

The relief described in this Sub-Section 1.A will be collectively referred to as the “Relief.” The Relief requested in this Application relates to the initial series of the Trust (“Initial Funds”) identified in Exhibit A to this Application, each of which will correspond generally to the price and yield performance, before fees and expenses, of a global securities index. In the future, the Adviser intends to create additional series that are not yet described or identified in Exhibit A. Each Future Fund will be advised by the Adviser, or an entity controlling, controlled by or under common control with the Adviser, and seek investment returns that correspond to the price and yield performance of a securities index. Any Future Fund relying on any Order granted pursuant to this Application will comply with the terms and conditions stated in this Application.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”).

B.     Comparability of Relief Sought to Prior Relief Granted by the Commission

The requested Relief is very similar to the relief granted by the Commission to other open-end management investment companies including: Rydex ETF Trust, Fidelity Commonwealth Trust, iShares Trust and Select Sector SPDRs Trust (collectively, the “Management Companies”) pursuant to their respective applications for exemptive relief (“Prior Management Company Orders”). 2

The relief requested herein is also substantially similar to that granted by the Commission to certain UITs: the BLDRS Index Funds Trust (“BLDRS”), Nasdaq-100 Trust, Series 1 (“QQQQs”), Diamonds Trust (“DIAMONDS”), MidCap SPDR Trust, Series 1 (“MidCap SPDRs”), and the SPDR Trust, Series I, (“SPDR Trust”) (“Prior UIT Orders”).3 The Prior

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2 Fidelity Commonwealth Trust, et al., Investment Company Act Release No. 26178 (Sept. 12, 2003) (the “Fidelity Trust Order”); Rydex ETF Trust, et al., Investment Company Act Release No. 25970 (March 31, 2003) (the “Rydex Order”); Barclays Global Fund Advisor, Investment Company Act Release No. 24451 (May 12, 2000) (the “iShares Order”); and Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998) (the “Select Sector SPDRs Order”).

3 In the Matter of BLDRS Index Fund Trust, et al., Investment Company Act Release Nos. 27768 (March 21, 2007) and 25797 (November 8, 2002) (the “BLDRS Orders”); In the Matter of the Nasdaq-100 Trust, et al. Investment Company Act Release No. (23702, February 22, 1999) (the “Nasdaq-100 Trust Order”); In the Matter of Diamonds Trust, et al., Investment Company Act Release No. 22979 (December 30, 1997) (the “Diamonds Order”); In the Matter of MidCap SPDR Trust, Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap Order”); and In the Matter of SPDR Trust Series 1, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”).

UIT Orders and the Prior Management Company Orders are collectively referred to herein as the “Prior Orders.” The Management Companies and the UITs that have received Prior UIT Orders are collectively referred to herein as the “Prior ETFs.”

II.     BACKGROUND

A.     The Trust

The Trust is organized as a Delaware statutory trust and will be registered under the Act as an open-end management investment company. Once registered, it will be authorized to offer an unlimited number of series (each such series will be a Fund). The Funds will offer and sell its securities pursuant to a registration statement on Form N-1A to be filed with the Commission under the Act and the Securities Act (“Registration Statement”). Each Fund will be diversified or nondiversified and operate pursuant to the terms and conditions stated in the Application. Each Fund will consist of a portfolio of securities (“Portfolio Securities”) selected to correspond generally to the price and yield performance, before fees and expenses, of a specified securities index (each securities index is an “Underlying Index” or “Index”). The Applicants request that any order issued apply to the Initial Funds and any Future Fund, all of which will operate pursuant to the terms and conditions stated in this Application. Each Fund will be advised by the Adviser, or an entity controlled by or under common control with the Adviser. The Initial Funds are expected to be based on the following global indices of equity and fixed income securities (“Blended Global Indices”): Dow Jones Global Relative Risk Moderate Portfolio Index, Dow Jones Global Relative Risk Moderately Aggressive Portfolio Index, and the Dow Jones Global Relative Risk Aggressive Portfolio Index. As described in more detail in Exhibit A, the Blended Global Indices that are expected to be the Underlying Indices for the Initial Funds consist of domestic and international sub-indices, which in turn will consist of equity and fixed income securities that may trade in the U.S. or in a market other than the U.S. The Initial Funds are expected to be based on the Blended Global Indices identified above and Future Funds may be based on future Blended Global Indices (collectively, these Funds are the “Blended Global Funds”). Future Funds may also be based on global equity indices (“Global Equity Indices”) and global fixed income indices (“Global Fixed Income Indices”) (collectively, the Blended Global Indices, Global Equity Indices and Global Fixed Income Indices are “Global Indices”; the Blended Global Funds and any Future Fund based on Global Equity Indices or Global Fixed Income Indices are the “Global Funds”; the Global Funds that invest primarily in equity securities are “Global Equity Funds”; and the Global Funds that invest primarily in fixed income securities are “Global Fixed Income Funds”). Other Future Funds may be based on domestic equity indices (“Domestic Equity Indices”), domestic fixed income indices (“Domestic Fixed Income Indices”), or a blend of Domestic Equity Indices and Domestic Fixed Income Indices (“Blended Domestic Indices”) (collectively, the Domestic Equity Indices, Domestic Fixed Income Indices and Blended Domestic Indices are the “Domestic Indices”; Future Funds based on Domestic Indices are the “Domestic Funds”; the Domestic Funds that invest in equity securities are “Domestic Equity Funds”; and the Domestic Funds that invest in fixed income securities are “Domestic Fixed Income Funds”). Future Funds may also be based on international equity indices (“International Equity Indices”), international fixed income indices (“International Fixed Income Indices”), or a blend of International Equity Indices and International Fixed Income Indices (“Blended International Indices”). The International Equity Indices, International Fixed Income Indices and Blended International Indices are “International Indices”; the Future Funds based on International Indices are the “International Funds”;

International Funds that invest primarily in equity securities are “International Equity Funds”; and the International Funds that invest primarily in fixed income securities are “International Fixed Income Funds”. The Global Equity Funds, Domestic Equity Funds and the International Equity Funds are the “Equity Funds”. The Global Fixed Income Funds, the Domestic Fixed Income Funds, and the International Fixed Income Funds are the “Fixed Income Funds”. The Blended Global Indices, Blended Domestic Indices and Blended International Indices are “Blended Indices”, and Future Funds based on Blended Indices are the “Blended Funds”), as further described herein.4 In each case where “Equity Fund” or “Fixed Income Fund” is used, this includes the portion of a Blended Fund that invests in equity or fixed income securities. All existing Funds that currently intend to rely on the Order are named as Applicants.

Each Fund intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code (the “Code”).

Each Fund will be entitled to use its Underlying Index pursuant to a licensing agreement with the entity that creates, compiles, sponsors, or maintains the Underlying Index (“Index Provider”) or pursuant to a sub-licensing arrangement with the Adviser, which will enter into a licensing agreement with the relevant Index Provider. An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of Component Securities, the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities,

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4 The component securities of an Underlying Index are referred to as “Component Securities.” For purposes of this Application, the Component Securities of Domestic Indices are those that principally trade in the U.S. The Component Securities of International Indices will principally trade in a market other than the U.S. Certain of the Component Securities of Global Indices will trade in the U.S. while other Component Securities will trade in a market other than the U.S.

in advance of a public announcement of such changes by the Index Provider.

B.     The Adviser

The Adviser will be the investment adviser to the Funds. The Adviser is a Delaware limited liability company, with its principal office in Olney, Maryland. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser may enter into sub-advisory agreements with investment advisers to act as subadvisers with respect to a Fund, if warranted. Any subadviser to the Trust or a Fund will be registered under the Advisers Act and will not otherwise be affiliated (within the meaning of Section 2(a)(3) of the Act) with the Trust or a Fund (each a “Subadviser” and, collectively, the “Subadvisers”).

The Adviser, subject to the oversight and authority of the board of trustees of the Trust (the “Board”), will implement each Fund’s investment program and oversee the day-to-day portfolio activities of each Fund.5 If the Adviser engages a Subadviser, the Adviser will develop the overall investment program for each Fund and oversee the Subadviser’s activities. The Subadviser’s role will be the same, regardless of whether a Fund uses a replication or representative sampling strategy, as discussed herein.

The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.

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5 Where appropriate, representations pertaining to the Trust should be read to include any registered open-end management investment company that operates as, or whose series operates as, a Future Fund, as defined in note 1, supra.

Applicants note that affiliates of the Adviser or any Subadviser may be hired to provide other services, such as administration, custody, distribution, or transfer agency services, to the Funds, subject to the Board’s approval.

C.     The Underlying Indices

The Blended Global Indices, which are the Underlying Indices for the Initial Funds, are described in Exhibit A. Each Blended Global Index consists of multiple sub-indices that are, in turn, comprised of equity and fixed income securities, as further described in Exhibit A. No Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, a promoter, the Adviser, a Subadviser, or a Distributor (as defined below). The Index Provider for the Initial Funds is expected to be Dow Jones & Company. The Adviser will obtain any necessary licensing arrangements with the Index Provider to offer the Shares, to the extent such licensing arrangements are legally required, have already been entered into or will be in effect at the time secondary market trading of such Shares commences. The Adviser will provide any licenses without charge to the Funds.

D.     The Distributor

A broker-dealer registered under the Exchange Act will act as the distributor and principal underwriter of the Creation Unit Aggregations of Shares (the “Distributor”). The Distributor will distribute Shares on an agency basis. (See below for a discussion of the Distributor’s role and duties.) The Distributor will not be affiliated with any Exchange or any Index Provider. The Distributor will be identified as such in each Fund’s Prospectus. The Distributor will comply with the terms and conditions of the Application.

III.	APPLICANT’S PROPOSAL

	A.	Operation of the Funds

		1.	Capital Structure and Voting Rights; Book-Entry

Beneficial Owners of a Fund, as defined below, will have one vote per Share or one vote per dollar of NAV with respect to matters for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware statutory trust law. Shares will be registered in book-entry form only. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interest referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., brokers, banks, trust companies, and other financial institutions) (“DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. Beneficial Owners of Shares will receive all of the notices, statements, shareholder reports and other communications required under the Act and other applicable laws. No Beneficial Owner shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at the Fund’s expense through the customary practices and facilities of Depository and the DTC Participants.

2.	Investment Objectives

The investment objective of each Fund will be to provide investment returns that closely correspond to the price and yield performance, before fees and expenses, of its Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Adviser and/or Subadviser may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index. Each Fund’s prospectus (“Prospectus”) will indicate whether the Fund will follow a replication or representative sampling strategy.6 Using the sampling strategy, the Adviser or Subadviser will select each security for inclusion in the Fund’s portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund’s Underlying Index, taken in its entirety. If representative sampling is used, a Fund will not be expected to track its Underlying Index with the same degree of accuracy as a Fund employing the replication strategy. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%), net of fees and expenses. Each Fund’s investment objectives, policies and investment strategies will be fully disclosed in its Prospectus and statement of additional information (“SAI”).

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6   All representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Rel. No. 28584 (Jan. 13, 2009).

As disclosed in each Fund’s Registration Statement, at least 90% or 80% of each Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the Component Securities of its Underlying Index and depositary receipts representing such securities.7 Each Fund may also invest up to 10% or 20% of its total assets in securities not included in its Underlying Index (the “10% or 20% asset basket”). For example, a Fund may invest in securities that are not components of its Underlying Index in order to reflect various corporate actions (such as mergers) and other changes in such Index (such as reconstitutions, additions and deletions). Any security selected by the Adviser or Subadviser for inclusion in the Fund’s 10% or 20% asset basket, as the case may be, will be selected based on the Adviser’s or the Subadviser’s belief that such an investment will assist the Fund in tracking the performance of its Underlying Index. As long as each Fund invests at least 90% or 80% of its total assets in Component Securities of its Underlying Index, each Fund may invest its other assets in futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents and other investment companies8 all in accordance with the requirements of the Act and rules promulgated thereunder.

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7   Any depository receipts held by an International Fund or Global Fund, including an Initial Fund, will be negotiable securities that represent ownership of a non-U.S. company’s publicly-traded stock. Depository receipts will typically be American Depositary Receipts (“ADRs”), but may include Global Depositary Receipts (“GDRs”), and Euro Depositary Receipts (“EDRs”). ADRs, GDRs and EDRs are collectively referred to herein as “Depositary Receipts.”

8   Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, Registration Statement, and any applicable investment restrictions. Such investments would be made within the limits of Section 12(d)(l) of the Act including the rules and regulations thereunder and would be made through purchases of shares in the secondary market or through receipt of shares as part of the Deposit Securities contributed to a Fund through the in-kind purchase of one or more Creation Unit Aggregations. A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the Portfolio Securities, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index. For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Underlying Index. The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of Portfolio Securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to Component Securities in its Underlying Index through its investment in a single ETF holding similar securities.

3.     Listing and Trading

Each Fund intends to submit an application to list the Shares on an Exchange. The Distributor will serve as principal underwriter only of the Creation Unit Aggregations of Shares. The principal secondary market for the Shares will be the Exchange on which they are primarily listed, as applicable (the “Primary Listing Exchange”). The Distributor will not maintain a secondary market in Shares. Shares traded on the Primary Listing Exchange or other Exchange will be traded in a manner similar to SPDRs, MidCap SPDRs, DIAMONDS, Select Sector SPDRs, and iShares and it is expected that one or more Exchange member firms will be designated to act as an Exchange Specialist or market maker (as described below) and maintain a market for the Shares trading on the Primary Listing Exchange or such other Exchange.9 No specialist for Shares of a Fund will be an affiliated person, or an affiliated person of an affiliated person, of the Fund, except potentially under Section 2(a)(3)(A) or (C) of the Act solely due to ownership of Shares, as described below. Shares may also be cross-listed on one or more foreign securities markets.

B.     Purchases and Redemptions of Shares and Creation Unit Aggregations

Each Fund will offer, issue and sell Shares of each Fund to investors only in Creation Unit Aggregations through the Distributor on a continuous basis at the NAV per share next determined after an order is received and in proper form. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each Business Day, which is defined to include any day that the Trust is open for business as required by Section 22(e) of the Act. The Funds will sell and
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9   Each specialist designated as such for a particular Fund listed on an Exchange is referred to as the “Exchange Specialist.”

redeem Creation Unit Aggregations of each Fund only on a Business Day. Applicants anticipate that the price of a Share will range from $25 to $250, and that the price of one Creation Unit Aggregation will range from $1,000,000 to $10,000,000.

Shares will be listed and traded on an Exchange in the same manner as other equity securities. The price of Shares trading on an Exchange will based on a current bid-offer market. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Purchases and sales of Shares on an Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of Shares by means of bids and offers in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by QQQQs, BLDRS, SPDRs, MidCap SPDRs, DIAMONDS, iShares and Select Sector SPDRs, whose individual securities all trade in the secondary market. Applicants have been informed that QQQQs, BLDRS, SPDRs, MidCap SPDRs, DIAMONDS, iShares and Select Sector SPDRs have traded at, or very close to, their respective NAVs since their trading commenced. Like those products, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at NAV, which should ensure that Shares similarly do not trade at a material premium or discount in relation to NAV.

1.	Placement of Orders to Purchase Creation Unit Aggregations

	a.	General

           Applicants have determined that purchases and redemptions of Creation Unit Aggregations will be made generally by means of an in-kind tender of specified securities (referred to as “Deposit Securities” for purposes of purchases, and referred to as “Redemption

Securities” for purposes of redemptions), with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein.10 This in-kind approach will minimize the need to liquidate Portfolio Securities to meet redemptions of Creation Unit Aggregations and would permit each Fund to more closely achieve the desired correlation to its Underlying Index. However, in some circumstances it may not be practicable or convenient to operate on an in-kind basis exclusively. In addition, over time, the Trust may conclude that operating on an exclusively in-kind basis for one or more Funds may present operational problems for such Funds. Therefore, the Trust may permit, in its discretion, with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. Substitution might be permitted or required, for example, in circumstances where one or more Deposit Securities may not be available in the quantity needed to make a Creation Deposit (defined below), may not be eligible for transfer through either the NSCC Clearing Process or DTC Process (each defined below), may not be eligible for trading by an Authorized Participant (defined below) or the investor on whose behalf the Authorized Participant is acting. In the case of Blended Funds, Global Funds and International Funds, one or more Deposit Securities may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances. Brokerage commissions incurred by a Fund to acquire any Deposit Security not

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10   The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A. The Prospectus for a Fund will also state that an Authorized Participant that is not a “Qualified Institutional Buyer,” as defined in rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A. The specified Deposit Securities and Redemption Securities will generally correspond pro rata to the Portfolio Securities. In limited circumstances and only when doing so would be in the best interest of the Fund, each Fund may designate Deposit Securities that may not be an exact pro rata reflection of such Fund’s Portfolio Securities.

part of a Creation Deposit are expected to be immaterial, and in any event the Adviser may adjust the relevant Transaction Fee (defined below) to ensure that the Fund collects the extra expense from the purchaser.

The Underlying Indexes may include U.S. government agency mortgage pass-through securities.11 The Funds may seek to track the performance of this portion of the Underlying Index by investing in TBA transactions (as described below) on such U.S. government agency mortgage pass-through securities. As discussed below, it is easier to trade and obtain intra-day prices of TBAs than it is to trade and obtain intra-day prices of specific pools of mortgage pass-through securities. The readily available information about intra-day pricing of TBAs and the ease with which they can be traded should make it easier to create and redeem Creation Unit Aggregations and help maintain the efficiency of the Fund’s arbitrage mechanism. Although the market for mortgage pass-through securities is extremely deep and liquid,12 it is impractical to trade mortgage pass-through securities on a pool-by-pool basis, particularly when large dollar amounts are involved.13 For this reason, the vast majority of mortgage pools are traded using

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11   As used herein, the term “U.S. government agency mortgage pass-through security” refers to a category of pass-through securities backed by pools of mortgages and issued by one of several U.S. government-sponsored enterprises: the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (‘FNMA”) or Federal Home Loan Mortgage Corporation (“FHLMC”). In the basic pass-through structure, mortgages with similar issuer, term and coupon characteristics are collected and aggregated into a pool. The pool is assigned a CUSIP number and undivided interests in the pool are traded and sold as pass-through securities. The holder of the security is entitled to a pro rata share of principal and interest payments (including unscheduled prepayments) from the pool of mortgage loans. The portion of the Underlying Index representing the mortgage pass-through segment of the U.S. investment grade bond market is comprised of multiple pools of mortgage pass-through securities.

12   The U.S. mortgage market is one of the most liquid in the world, and it has been estimated that over $l00 billion of U.S. agency mortgage pass-through securities trade every day. As of year-end 2001, the U.S. agency mortgage pass-through security market totaled approximately $2.6 trillion and was the largest sector of the U.S. fixed rate investment grade bond market. Guide to U.S. Mortgage Backed Securities, Deutsche Bank Global Markets Research, January, 2002.

13   Trading specific pools of pass-through securities is somewhat complicated because in a pool-specified transaction the exact pools of mortgage pass-through securities to be delivered at settlement, and the price to be paid for such pools, must be specifically identified at the time of execution. This requires an analysis of the specific prepayment risk of mortgages within the covered pools (since mortgagors typically have the option to prepay their loans) and the effect on subsequent cash flows and the value of the mortgage pool. In addition, when trading specific pools, precise execution, delivery and settlement arrangement must be negotiated for each transaction.

“to-be-announced” or “TBA transactions.” A “TBA transaction” essentially is a purchase or sale of a pass-through security for future settlement at an agreed upon date.14 It has been estimated that 90% of mortgage pass-through securities (as measured by total dollar volume) are executed as TBA trades.15 TBA transactions increase the liquidity and pricing efficiency of transactions in mortgage pass-through securities since they permit similar mortgage pass-through securities to be traded interchangeably pursuant to commonly observed settlement and delivery requirements. Applicants understand that most mutual funds that seek exposure to mortgage pass-through securities achieve substantially all of that exposure by entering into TBA transactions.

The Funds intend to use TBA transactions to acquire and maintain exposure to that portion of the Underlying Index comprised of pools of mortgage pass-through securities in either of two ways. First, and more commonly, a Fund will enter into TBA agreements and “roll over” such agreements prior to the settlement date stipulated in such agreements. This type of TBA transaction is commonly known as a “TBA roll.” In a “TBA roll,” the Fund generally will sell the obligation to purchase the pools stipulated in the TBA agreement prior to the stipulated

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14   “TBA” refers to a mechanism for the forward settlement of agency mortgage pass-through securities, and not to a separate type of mortgage-backed security. TBA trades generally are conducted in accordance with widely-accepted “Good Delivery” guidelines published by The Bond Market Association. The Good Delivery guidelines facilitate transactions in mortgage pass-through securities by establishing commonly observed terms and conditions for execution, settlement and delivery. In a TBA trade, the buyer and seller decide on general trade parameters, such as agency, coupon, term to maturity, settlement date, par amount, and price. The actual pools delivered are determined two days prior to settlement date. TBA transactions promote efficient pricing because the Good Delivery guidelines permit only a small variance between the face amount of the pools actually delivered and the nominal agreed upon amount. Intra-day and end-of-day pricing of TBAs is available from multiple pricing sources, such as Bloomberg and Tradeweb. The Bond Market Association publishes standard notification and settlement dates for TBA trades specifying uniform settlement dates for specific classes of securities. The most active trading market for TBA trades is usually for next-month settlement. See generally TBAs: To-Be-Announced Mortgage Securities Transactions, The Bond Market Association (1999).

15   Id. at 3.

settlement date and will enter into a new TBA agreement for future delivery of pools of mortgage pass-through securities.16 Second, and less frequently, a Fund will enter into TBA agreements and settle such transactions on the stipulated settlement date by actual receipt or delivery of the pools of mortgage pass-through securities stipulated in the TBA agreement. Applicants believe that the Funds will be less likely than most traditional mutual funds to accept actual delivery of the stipulated pools of mortgage pass-through securities. Since intra-day prices of TBA agreements are more readily available than intra-day prices on specific mortgage pools and because mortgage pools tend to be less liquid than TBA agreements, the more extensive use of TBA agreements should help maintain the efficiency of the Funds’ arbitrage mechanism. The Funds will accept actual delivery of mortgage pools only when the Adviser believes it is in the best interests of the Fund and its shareholders to do so. In determining whether to accept actual delivery of mortgage pools, the Adviser will consider, among other things the potential impact of such acceptance on the efficiency of the Fund’s arbitrage mechanism and the Fund’s ability to track its Underlying Index. For these reasons, the Adviser believes that the ability to invest a portion of a Fund’s assets through TBA transactions and to maintain such exposure through the use of TBA rolls would increase the liquidity and pricing efficiency of the Fund’s portfolio. In addition, since holding a TBA position exposes the holder to substantially identical market and economic risks as holding a position in a corresponding pool of mortgage pass-through securities,17 TBA transactions as described herein should permit the Fund to closely track the performance of its Underlying Index.18

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16   Traditional mutual funds enter into TBA rolls to maintain liquidity (because this allow funds to achieve exposure to mortgage pass-through securities while maintaining cash for redemptions and other reasons) or to achieve exposure to other mortgage pools that they would prefer to hold.

17   A Fund will enter into TBA agreements only with large, U.S. registered broker-dealers. Counterparty risk is controlled and managed through ongoing monitoring and evaluation of the credit quality of counterparties. The evaluation of counterparty risk is designed to minimize the likelihood of both counterparty failure and the potential impact of such failure on the Fund. The risk to a Fund that such event would occur is not materially different from the counterparty risk faced by any fund that transacts in fixed-income securities. Further, because a Fund would continue to hold the cash earmarked for the purchase and settlement of the mortgage pools that are the subject of the TBA agreements, it is expected that the effect on the Fund of a counterparty failure generally would be non-material.

For these reasons, the Trust intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a TBA transaction. The amount of substituted cash in the case of TBA transactions will be equivalent to the value of the TBA transaction listed as a Deposit Security or Redemption Security.19

In order for the Trust to preserve maximum efficiency and flexibility, the Trust also reserves the right to determine in the future that Shares of one or more Funds may be purchased in Creation Unit Aggregations on a cash-only basis. The decision to permit cash-only purchases of Creation Unit Aggregations, to the extent such a decision is made, would be made if the Trust and the Adviser believed such method would substantially minimize the Trust’s transactional costs or would enhance the Trust’s operational efficiencies. This would likely happen only in limited circumstances. For example, on days when a substantial rebalancing of a Fund’s portfolio is required, it might be preferable for the Fund to receive cash rather than in-kind securities so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive in-kind securities on such a day, it may have to sell many of the securities received and acquire new securities to properly track its Underlying Index, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Unit Aggregations in cash.

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18   Through the Fund’s direct investments in Component Securities of its Underlying Index and its investments in mortgage pass-through securities through TBA transactions, the Fund will at all times have at least 90% or 80% of its assets invested in Component Securities of its Underlying Index and in investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index. The Adviser therefore believes that the Fund will be able to track its Underlying Index closely and that any tracking error relating to the use of TBA transactions will be non-material.

19   Applicants expect that a cash-in-lieu amount would replace any TBA transaction that is listed as a Deposit Security or Redemption Security of any Fund.

All orders to purchase Creation Unit Aggregations must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case, has executed an agreement with the Distributor (“Participant Agreement”). Investors may obtain a list of Authorized Participants from the Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b.     NSCC Clearing Process, DTC Process and Process for the Funds

Purchase orders for creations and redemptions of each Fund’s Creation Unit Aggregations will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below.20 For Blended Funds, the clearance and settlement of each Blended Fund’s Creation Unit Aggregations will depend on the nature of the security, consistent with the processes discussed below.
For Domestic Equity Funds, the enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities, such as Domestic Equity Shares. The enhanced clearing process (the “NSCC Clearing Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the

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20   Settlement and clearing of foreign equity securities presently cannot be made using either the NSCC Clearing Process or the DTC Process. This is true for current ETFs which hold foreign securities (see International iShares and the International Vanguard ETFs, for example).

manual clearing process (the “DTC Process”), which is available to all DTC participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC will charge a Fund more than NSCC to manually settle a purchase or redemption of Creation Unit Aggregations.

For Global Equity Funds and International Equity Funds, the purchase of a Creation Unit Aggregation will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the custodian. The custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable subcustodians. The subcustodians will confirm to the custodian that the required securities have been delivered, and the custodian will notify the Adviser and Distributor. The Distributor will then furnish the purchaser with a confirmation and Prospectus.

Except as described below, Shares and Deposit Securities of the Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of the Equity Funds. The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.21 Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund. Applicants do not believe the issuance and settlement of Creation Unit Aggregations in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Domestic Fixed Income Shares and International Fixed Income Shares.

Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a transaction fee (“Transaction Fee”) on investors purchasing or redeeming Creation Unit Aggregations. For this reason, investors purchasing or redeeming through the DTC process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.

c.     Transaction Fees

The Transaction Fees will be borne only by purchasers and redeemers of Creation Unit Aggregations and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when

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21   See In the Matter of iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

investors purchase or redeem Creation Unit Aggregations.22 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Unit Aggregations.23 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Securities. Every purchaser of a Creation Unit Aggregation will receive a Prospectus that contains complete disclosure about the Transaction Fee, including the maximum amount of the Transaction Fee charged by the Fund. The method of calculating the Transaction Fees will be fully disclosed in the Trust’s SAI. Variations in the Transaction Fee may be imposed from time to time as disclosed in the Fund’s Prospectus and the method of determining such variations will be disclosed in the SAI.

d.     Timing and Transmission of Purchase Orders

All orders to purchase Creation Unit Aggregations, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the "Transmittal Date") in order for the purchaser to receive the NAV determined on the Transmittal Date.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. The Prospectus or SAI of each Fund will disclose any other grounds for rejection of purchase orders. After a Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash

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22   In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

23   Where a Fund permits an in-kind purchaser to deposit cash-in-lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Securities.

payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase orders.

A Creation Unit Aggregation of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Securities and the payment of any cash portion of the purchase price have been completed. Notwithstanding the foregoing, to the extent contemplated by Participant Agreement, Creation Unit Aggregations will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Securities and cash payment have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral. The SAI may contain further detail relating to such collateral procedures.

2.     Payment for Creation Unit Aggregations

a.     General

Persons purchasing Creation Unit Aggregations from a Fund must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Adviser (the “Cash Amount”), plus the applicable Transaction Fee. The Deposit Securities and the Cash Amount collectively are referred to as the “Creation Deposit.” The Cash Amount is a cash payment designed to ensure that the NAV of a Creation Deposit is identical to the NAV of the Creation Unit it is used to purchase.24

The Adviser or the Subadviser will make available through NSCC or the Distributor on each Business Day, prior to the opening of trading on the Primary Listing Exchange (expected to be 9:30 a.m. ET), a list of securities and the required number of shares of each Deposit Security to be included in the Creation Deposit for each Fund.25 That Creation Deposit will apply to all purchases of Creation Unit Aggregations until a new Creation Deposit composition is announced. The Adviser or Subadviser also will make available on a daily basis information about the previous day’s Cash Amount. The Adviser or Subadviser will make this information available through NSCC or the Distributor along with the information about the Deposit Securities.

b.     Domestic Funds

Creation Deposits placed using the DTC Process must be delivered through an Authorized Participant. Authorized Participants wishing to place an order creating Creation Unit Aggregations to be effected using the DTC Process must state that they are not using the NSCC

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24   If the market value of the Deposit Securities is greater than the NAV of a Creation Unit Aggregation, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than vice-versa.

25   Personnel of the Adviser and Subadviser, if any, who are responsible for the designation and dissemination of the Deposit Securities or Redemption Securities will be prohibited from communicating any changes in either basket to other personnel within their organizations, any affiliates, or other unauthorized individuals or organizations until after such changes have been publicly disclosed. Also, in reviewing the policies and procedures of any Subadviser pursuant to Rule 38a-1 under the Act, Applicants will seek to ensure that the policies and procedures of the Subadviser are consistent with the foregoing. The Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Subadviser, as required under Section 204A of the Advisers Act, will have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser or the Subadviser or any associated person. Any Subadviser to a Fund will be required to adopt and maintain a similar code of ethics and/or insider trading and similar policies and procedures.

Process and that the creation of Creation Unit Aggregations will instead be effected through a transfer of securities and cash. The Creation Deposit transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund by no later than 11:00 a.m. of the next Business Day immediately following such Transmittal Date. The cash equal to the Cash Amount must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund no later than 2:00 p.m. on the next Business Day immediately following the Transmittal Date. An order to create Creation Unit Aggregations using the DTC Process is deemed properly made to the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the NAV Calculation Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Fund does not receive both the requisite Deposit Securities and the Cash Amount in a timely fashion on the next Business Day immediately following the Transmittal Date, such order will be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Creation Deposit for that Business Day. The delivery of Creation Unit Aggregations purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third (3rd) Business Day following the day on which the creation order is deemed received by the Distributor.

c.     Global Funds and International Funds

The purchase of a Creation Unit Aggregation of a Global Fund and International Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and custodian. The custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate subcustodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable subcustodians. All subcustodians will comply with Rule 17f-5 under the Act.

In the case of each of the Domestic Funds, Global Funds and the International Funds, the securities and the number of shares of the Deposit Securities required for the Creation Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser or Subadviser in light of the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index.

Applicants reserve the right to permit or require a purchasing investor to substitute an amount of cash or a different security to replace any prescribed Deposit Security.26 Any security that a Fund accepts that is not in the Fund’s Underlying Index will be held by the Fund in its 10% or 20% asset basket, as applicable. Substitution might be permitted or required, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; (2) may not be eligible for transfer through the NSCC Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Creation Deposit are expected

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26   In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Unit Aggregations through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.

to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

3.     Redemption

Just as Shares can be purchased from a Fund only in Creation Unit Aggregations, such Shares similarly may be redeemed only if tendered in Creation Unit Aggregations (except in the event the Fund is liquidated). To redeem, an investor must accumulate enough Shares to constitute a Creation Unit Aggregation. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests will receive the NAV next determined after the request is received. Therefore, all redemption requests received by the Funds prior to the NAV Calculation Time will receive the NAV determined immediately thereafter, whereas all redemption requests received by the Funds after the NAV Calculation Time will receive the NAV calculated on the immediately following Business Day. The Trust has, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit Aggregation basis equals the NAV times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Unit Aggregations of each Fund will be redeemed principally in-kind (together with a Cash Amount), except in certain circumstances in which Creation Unit Aggregations may be redeemed in exchange for cash.

In the case of a redemption request made through the DTC Process, such request must be preceded or accompanied by the requisite number of Shares specified, which delivery must be made through DTC to the Fund no later than 11:00 a.m. on the next Business Day immediately following the Transmittal Date and all other procedures set forth in the Participant Agreement must be properly followed. When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Unit Aggregations from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying Portfolio Securities from the Fund to the entity placing the redemption request. The DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio Securities and Shares, therefore both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Security. Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Unit Aggregations using the DTC Process will be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process, as disclosed in the Fund’s Prospectus.

For Global Funds and International Funds, a redemption request will not be made through DTC. Creation Unit Aggregations of each Fund will be redeemed principally in-kind, except in certain circumstances. However, the Fund has the right to make redemption payments in cash, in kind, or a combination of each, provided that the value of its redemption payments equals the NAV of the Shares tendered for redemption. The Fund may make redemptions partly or wholly in cash-in-lieu of transferring one or more of its Portfolio Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted due to unusual circumstances. This could happen if the redeeming investor is unable, by law or policy, to own a particular security. For example, a foreign country’s regulations may restrict or prohibit a redeeming investor from holding shares of a particular issuer located in that country. The

Adviser may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

Shares in Creation Unit Aggregations will be redeemable on any Business Day for the Redemption Securities. Applicants expect that the Redemption Securities received by a redeeming investor in most cases will be the same as the Deposit Securities required of investors purchasing Creation Unit Aggregations on the same day.27 Depending on whether the NAV of a Creation Unit Aggregation is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit Aggregation will either receive from or pay to the Fund, a balancing Cash Amount. The Redemption Securities and Cash Amount together are the “Redemption Basket.” The redeeming investor also must pay to the Fund a Transaction Fee. The Adviser or Subadviser will publish daily the list of Redemption Securities.
A Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted.28 This could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security. For example, a redeeming investor may be an investment-banking firm or broker-dealer restricted from holding shares of a company whose securities it recently underwrote.29

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27   There may be limited circumstances, however, where the Deposit Securities and Redemption Securities could differ from each other. For example, if the stock of issuer #1 were replacing the stock of issuer #2 in a Fund’s Index at the close of today’s trading session, today’s prescribed Deposit Securities might include the stock of issuer #1 but not issuer #2, while today’s prescribed Redemption Securities might include the stock of issuer #2 but not that of issuer #l. This flexibility to prescribe different baskets for creation and redemption promotes efficient portfolio management and lowers the Fund’s brokerage costs, and thus is in the best interests of the Fund’s shareholders.

28   A Fund also may decide, on any given day, to provide all redeeming shareholders with cash proceeds, rather than a prescribed basket of securities, if doing so would benefit the Fund and its investors.

29   If a redeeming investor must take (or chooses to take) cash-in-lieu of one or more Redemption Securities, the investor will be required to use the DTC Process rather than the NSCC Process. See footnote 20 above.

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds and International Funds.

4.     Pricing of Shares

The secondary market price of Shares trading on an Exchange will be based on a current bid/offer market. The secondary market price of Shares of any Fund, like the price of all traded securities, will be determined primarily by the current value of the Portfolio Securities held by such Fund and by the supply of, and demand for, the Shares. Shares, available for purchase or sale on an intra-day basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on an Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Cash Amount, will be key features of the Trust particularly attractive to certain types of investors. In marketing Shares, the distinction between the Trust and a traditional mutual fund will be emphasized. The pricing of Shares by means of bids and offers on an Exchange would be similar to the pricing of shares of many other ETFs.

C.     Depositary Receipts

Each Fund is subject to representations as to the percentage of its portfolio that will be invested in Component Securities of its Underlying Index. As discussed above, it is represented that each Fund will invest at least 80% or 90% of its assets in Component Securities. With respect to each Initial Fund, the Applicants have represented that at least 80% of the Initial Fund’s assets will be invested in Component Securities and Depositary Receipts. Although each Fund seeks to reserve the ability to invest in Depositary Receipts representing Component Securities, it is not anticipated that any of the Funds will invest a significant portion of its assets in Depositary Receipts. Applicants intend that any Global Fund and International Fund would be able to treat Depositary Receipts that represent Component Securities of its Underlying Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in a Global Fund’s and International Fund’s portfolio.

Depositary Receipts are typically issued by a financial institution (a “depository”) and evidence ownership interests in a security or a pool of securities (the “underlying securities”) that have been deposited with the depository.30 To the extent that a Global Fund or an International Fund invests in Depositary Receipts in lieu of Component Securities, the Depositary Receipts will be listed on an Exchange or a foreign exchange. A Global Fund or an International Fund will not, as part of its 80% basket of Component Securities, invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available. A Global Fund or an International Fund, as part of its 80% basket of Component Securities, will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.31 Generally, a Global or an

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30   With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 on Form F-6. With respect to other Depositary Receipts, the depository may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. No affiliated person of a Fund, the Adviser or any Subadviser will serve as the depository bank for any Depositary Receipts held by a Global Fund or International Fund.

31   Applicants understand that since 1984 all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for a Global Fund or International Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Global Fund or International Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Global Fund or International Fund.

International Fund would only hold Depositary Receipts in situations where the Adviser believes that holding the Depositary Receipt, rather than the underlying foreign Component Security, would benefit the Global Fund or International Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Global Fund’s and International Fund’s current Deposit Securities. For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. In certain countries (e.g., South Korea), local market regulations place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. In addition, in situations where a Global Fund and International Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Creation Deposit upon creation and of disposing of Portfolio Securities received through redemption. In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs. For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Creation Deposit or distributed as Redemption Securities. This should improve the efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. To the extent a Global Fund or International Fund is invested in Depositary Receipts and an Underlying Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between the Fund and its Underlying Index.32 Applicants expect any such impact to be insignificant as the Adviser monitors each Global Fund’s or International Fund’s portfolio and Underlying Index on a daily basis and would take appropriate action as warranted (such as rebalancing the Fund’s portfolio) to reduce potential tracking error.

Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities, since both are traded and priced intra-day on securities exchanges and markets. The Global Funds or International Funds will be transparent and will publish each Business Day a list

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32  The value of an Underlying Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security. Nonetheless, with respect to certain Underlying Indices, a Component Security may be a Depositary Receipt.

of the current Deposit Securities (including any Depositary Receipts). The intra-day values of the Portfolio Deposit will be updated throughout the day. Authorized Participants that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Creation Deposit. Applicants therefore expect that a Global Fund’s or International Fund’s investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Global Funds or International Funds. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Global Fund or International Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, the Applicants do not anticipate any liquidity issues with respect to any Global Fund’s or International Fund’s use of Depositary Receipts. The Adviser does not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Global Funds or International Funds.

D.     Applicability to Funds

The Applicants have identified in Exhibit A to this Application the Underlying Indices on which the Initial Funds are to be based and for which the Relief is requested. In the future, the Trust may offer new Shares of Future Funds that seek to match the performance of other Underlying Indices. The requested Order would permit the introduction of Funds that (1) are advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser; (2) track Underlying Indices that are created, compiled, sponsored and maintained by any person who is not an affiliated person, or an affiliated person of an affiliated person, of the

Adviser, the Distributor, the Trust, a Fund, promoter or any Subadviser; and (3) comply with the respective terms and conditions of the Order.33

Each Fund will always have a fixed number of Shares in a Creation Unit Aggregation as specified in the Prospectus for such Fund.34 As discussed above, Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities.

E.     Likely Purchasers of Shares

Applicants believe that there will be four main types of market participants interested in buying and selling Shares in Creation Unit Aggregations:

•

institutional investors who wish to keep a portion of their portfolio indexed to one or more Underlying Indices, and who choose Shares because they are a cost effective means to do so and/or because they can be bought and sold intra-day, unlike most investment company securities;

•	arbitrageurs and liquidity suppliers who seek to profit from any slight premium or discount in the market price of individual Shares on the Exchange versus the NAV of those Shares;
•	Authorized Participants who may from time to time find it appropriate to purchase or redeem Creation Unit Aggregations in connection with their market-making activities on an Exchange; and

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33   Each Future Fund would remain fully subject to the requirements of the Exchange Act and to any applicable listing standards or individualized listing approvals required under Rule 19b-4 under the Exchange Act, but the listing process under the Exchange Act would not affect the exemptive relief under the Act.

34   Applicants expect the Initial Funds to issue Creation Unit Aggregations of 100,000 Shares and to set initial NAV at $100 per Share on the first day of trading on the relevant Primary Listing Exchange. The Creation Unit Aggregation value on such day would be $10,000,000.

•	institutional investors who purchase Creation Unit Aggregations and break them down into the constituent Shares and sell those Shares directly to individual investors.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the industry, market, market segment or market sector represented by the Underlying Index.

F.      Disclosure Documents

Applicants will arrange for Brokers selling Shares in the secondary market to provide purchasers with a Prospectus that describes, in plain English, the relevant Fund and the Shares it issues. A Prospectus will also be delivered to investors dealing directly with the Fund.

Each Fund’s Prospectus and/or SAI will make clear that Shares may be bought from and redeemed with the Fund only in Creation Unit Aggregations and will contain a detailed explanation of the procedures for purchasing and redeeming Creation Unit Aggregations. It will note that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit Aggregation.

A Fund’s Prospectus will also disclose certain legal risks that are unique to persons purchasing Creation Unit Aggregations from the Fund. Because new Shares may be issued on an ongoing basis, a “distribution” of Shares could be occurring at any time. The Prospectus and/or SAI will caution Brokers and others that some activities on their part, depending on the circumstances, may result in their being deemed participants in the distribution of Shares in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a Broker and/or its client may be deemed a statutory underwriter if it purchases Creation Unit Aggregations from a Fund, breaks them down into the constituent Shares, and sells those Shares directly to customers, or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Each Fund’s Prospectus will state that whether a person is an underwriter depends upon all of the facts and circumstances pertaining to that person’s activities. Each Fund’s Prospectus also will caution dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, that they would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act.

Each Fund’s Prospectus will provide a plain English overview of the Fund offered, including its investment objective and investment strategies and the material risks of owning Shares. It also will provide a clear, brief description of the essential features of Shares, e.g., (1) the manner in which Shares will be traded on an Exchange, including application of trading halt procedures; (2) the identity of the Adviser and any Subadviser; (3) the composition and frequency of net dividend distributions; (4) a basic description of the Underlying Index and the manner in which its value is reported; and (5) the actions, if any, that would be taken by the Fund if its Shares are delisted or if its rights to the use of the Underlying Index are terminated.

The Distributor will coordinate the production and distribution of Prospectuses to Brokers. It will be the responsibility of the Brokers to provide a Prospectus for every secondary market purchase of Shares. The Funds will provide semi-annual and annual reports to DTC Participants for distribution to Beneficial Owners.

G.     Sales and Marketing Materials

The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Prospectus concerning the description of a Fund and Shares, the Trust and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Prospectus cover page or summary; (3) the Prospectus will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and cannot be redeemed individually; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares and tender those Shares for redemption to the Fund only in Creation Unit Aggregations; and (5) the Prospectus will clearly disclose that individual Shares prices in the secondary market may be below, above, or at the most recently calculated NAV. The Prospectus will also state that, while Creation Unit Aggregations may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit Aggregation, will indicate the estimated cost of a Creation Unit Aggregation of each Fund based on the NAV of Shares as of a recent date, and will refer to the SAI for details. After a Fund has traded for 12 months or more, the Prospectus or SAI and any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intra-day marketability versus a conventional mutual fund share’s redeemability at NAV.

Although the Trust is classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, the Trust will be marketed as an “exchange-traded fund.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Unit Aggregations, or Shares being listed and traded on an Exchange or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund or tender such Shares for redemption to the Fund only in Creation Unit Aggregations. This type of disclosure will be provided in the Prospectus, SAI, shareholder reports and investor educational materials issued or circulated in connection with Shares.

H.	Availability of Information Regarding Shares and Underlying Indices

	1.	Equity Funds

In addition to the list of names and amounts of each security constituting the current Deposit Securities of the Creation Deposit, it is intended that, on each Business Day, the Cash Amount effective as of the previous Business Day, per each outstanding Share, will be made available. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy. In addition, the following information will be disseminated: (i) continuously throughout the regular trading hours on the Primary Listing Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. ET) the market value of Shares by the Primary Listing Exchange over the Consolidated Tape, and (ii) every 15 seconds throughout such regular trading hours, the estimated intra-day NAV of Shares (which estimate will include the previous day’s Cash Amount and is expected to be accurate to within a few basis points).35 Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.36The intra-day value of each Index, based on the market price of its Component Securities, will be updated and disseminated every 15 seconds over the Consolidated Tape and may also be disseminated through organizations authorized by the Index Provider each Business Day.37

These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the regular trading hours through the Consolidated Tape, Consolidated Quote Association or by organizations authorized by the Index Provider. In addition, the Index Provider will disseminate over the Consolidated Tape or these organizations’ values for each Underlying Index once each trading day, based on closing prices of the securities in such Indices.

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35   The Applicants understand that Nasdaq listed securities are subject to the Nasdaq Unlisted Trading Privileges Plan (the "UTP Plan"),   which provides for dissemination of quotation and trade information for Nasdaq securities, whereas securities from other Exchanges (e.g., the NYSE) are subject to the Consolidated Tape Association Plan (the "CTA Plan"). The UTP Plan and the CTA Plan were each approved by the Commission pursuant to the provisions of Section 11A of the Exchange Act.

36   The Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed. This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg, and Standard & Poor’s Comstock.

37   Applicants intend that all Underlying Index values will be updated and disseminated only during U.S. market hours. The values of the Domestic Indices will be updated and disseminated every 15 seconds each Business Day throughout regular U.S. market hours. As with international and global indices underlying existing ETFs, the value of each International and Global Index will be updated and disseminated every 15 seconds each Business Day to reflect (i) changing market prices if there is any overlap between the normal market hours in the U.S. and the market(s) covered by such Index (otherwise closing or last-sale prices in the applicable non-U.S. market are used), and (ii) changing currency exchange rates.

Each Fund will make available on a daily basis through NSCC the names and required number of Shares of each of the Deposit Securities in a Creation Deposit, as well as information regarding the Cash Amount. The NAV for each Fund will be calculated and disseminated daily. As discussed further herein, the Trust’s website (“Website”), accessible to all investors at no charge, will publish the current version of the Prospectus and SAI, the Underlying Index for each Fund, as well as additional quantitative information that is updated on a daily basis, including daily trading volume, closing price and closing NAV for each Fund. Also, Applicants expect that an Exchange will disseminate a variety of data with respect to each Fund on a daily basis; information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, Shares outstanding, estimated Cash Amount and total Cash Amount per Creation Unit Aggregation will be made available prior to the opening of the Exchange.

As discussed above, the closing prices of the Funds’ Deposit Securities are readily available from, as applicable, the relevant markets, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters.

2.     Fixed Income Funds

Except as noted herein, Applicants expect that information regarding the Fixed Income Funds and their respective Underlying Indices will be made available exactly as described above.38

a.     Calculation of Intra-day NAV

As with the equity securities held by the Funds, an estimated intra-day NAV will be calculated by an independent third party such as Bloomberg every 15 seconds during the Primary

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38   The composition and return of each Underlying Index for a Fixed Income Fund will be calculated and disseminated once each Business Day at the end of the day. The end-of-day values of any Global Fixed Income Fund or International Fixed Income Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

Listing Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Exchange. The estimated NAV will be updated throughout the day to reflect changing bond prices using multiple prices from independent third party pricing sources. Applicants represent (i) that the estimated NAV will be calculated by an independent third party; (ii) that the estimated NAV will be calculated using prices obtained from multiple independent third-party pricing sources throughout the day; and (iii) that the estimated NAV will be calculated in accordance with pre-determined criteria and set parameters so that an individual bond “price” based on an analysis of multiple pricing sources is obtained for each of the Deposit Securities.

Because all bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. The estimated NAV will be calculated by using a combination of: (i) executed bond transactions as reported on the National Association of Securities Dealers’ (“NASD”) Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day bond prices obtained directly from Brokers; and/or (iii) intra-day bond prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day bond prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

b.     Availability of Intra-day Pricing and Other Information

As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the NASD’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indices and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fixed Income Fund’s Deposit Securities and the reasonableness of such Fund’s estimated intra-day NAV using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.39

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39   "[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association - Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

Another source of information about intra-day bond prices is the market for over-the-counter-derivatives -- in particular, the market for credit default swaps (each, a “CDS”).40 The total notional amount outstanding of CDS increased from $632 billion in 2001 to over $17 trillion in 2005. Because swap traders need to continually assess the value of the bonds on which credit default swaps are based, the CDS market provides another source of intra-day price transparency for the bond market. In addition, the CDS market, by providing an additional method for obtaining or hedging exposure to bonds, increases the liquidity and accessibility of the market for bonds.

End of day prices of each Fixed Income Fund’s Deposit Securities are readily available from published or other public sources, such as TRACE, or on-line client-based information services provided by major broker-dealers, IDC, Bridge, Bloomberg, and other pricing services commonly used by bond mutual funds and other institutional investors.

In addition to the available information described above, the Applicants note that shares of existing ETFs have been, and should continue to be, followed closely by many stock market and mutual fund professionals, as well as by major newspapers and magazines, that offer their analysis of why investors should purchase, avoid, hold or sell the shares of the various ETFs. This should help to ensure not only that there is a large amount of data available about the Funds, including information about intra-day pricing, but also that such data is packaged, analyzed and widely disseminated to the investing public.

Because, as discussed above, information about the intra-day prices of the bonds in each
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40   A CDS is a privately negotiated derivative instrument pursuant to which payments are exchanged based on the occurrence of specified credit events relating to the issuer of an underlying fixed income security, such as a corporate bond (including high-yield bonds) or groups of corporate bonds. The buyer of a CDS pays a premium to the seller to assume the risk that the issuer(s) of the bond (or group of bonds) will default or experience other defined credit events. A CDS may be used for investment purposes or as a hedge against credit risks.

Underlying Index is readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to make their own assessments of the intra-day value of each Fixed Income Fund’s Deposit Securities and such Fund’s estimated NAV and to use this information to take advantage of arbitrage opportunities.41

I.     Dividend Reinvestment Service

The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual Brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact their Brokers to ascertain the availability and a description of such a service through such Brokers.

J.     Shareholder Transaction Expenses

No sales charges for purchases of Shares of any Fund will be imposed. As indicated above, each Fund may impose a Transaction Fee in connection with the purchase and redemption of Creation Unit Aggregations. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

K.     Shareholder Reports

With each distribution by a Fund, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share, as well as an annual notification as to the tax status of the Funds’ distributions.
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41   In the unusual event that the Adviser or any Subadviser determines there is not sufficient intra-day pricing information about a bond in an Underlying Index, the Adviser or any Subadviser would likely exclude the bond from the Fund’s Deposit Securities and, in accordance with the parameters set forth herein, would invest in bonds that are not included in the Underlying Index, but for which more pricing information is available.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report containing financial statements audited by independent public accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

IV.	IN SUPPORT OF THE APPLICATION
	A.	Summary of the Application
		1.	Relief Relating to the Funds’ ETF Structure

Applicants seek an Order from the Commission permitting (1) the Funds to issue Shares that are redeemable in Creation Unit Aggregations only; (2) secondary market transactions in Shares at negotiated prices, rather than at the current offering price as described in the Fund’s Prospectus; (3) redemption of Shares beyond seven (7) calendar days in cases of certain Global and International Funds which hold Portfolio Securities with a longer settlement period; and (4) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Unit Aggregations; all as more fully set forth below.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Shares, a low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. market; attract capital to the U.S. equity market; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the Shares of the Trust are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to a registered investment company and the purchase of securities from a registered investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction . . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Unit Aggregations of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Unit Aggregations are sold and redeemed by the Trust at their NAV. The Creation Deposit for a Fund and the Redemption Basket are based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit Aggregations, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policies and that of each Fund as described herein; and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also substantially similar to those granted in Rydex ETF Order, the BLDRS Order, the iShares Order, the Select Sector SPDR Order, the Nasdaq-100 Trust Order, the Diamonds Order, the MidCap Order, and the SPDR Order.

B.     Benefits of the Proposal

The Applicants understand that, to date, SPDRS, DIAMONDS, QQQs, Select Sector SPDRS, and iShares among other ETFs, have consistently traded at, or very close to, their respective NAVs during the period from January 29, 1993 through December 31, 2006. While past performance is no guarantee of future results, the Applicants believe that the close correspondence between the NAVs and market prices of SPDRs, DIAMONDS, QQQs, Select Sector SPDRs, and iShares, is due to the unique feature of in-kind purchases and redemptions, which historically has facilitated price-correcting arbitrage activity. Given that the Funds’ structure will be virtually identical to these ETFs, the Applicants expect Shares to trade at or close to NAV. Since each Fund intends to replicate its Underlying Index (unless the Board has determined that doing so would not be in the best interests of the Fund investors), the Applicants believe that there will be an extremely high correlation between the Underlying Indices and the Funds. The Applicants believe that this high correlation will tend to minimize tracking error.

C.      The Product Does Not Raise Concerns

1.      Structure and Operation of the Trust and its Funds Compared to Current ETFs

Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

Although Shares are not yet listed on an Exchange42 and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s portfolio.

2.     Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradeability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means

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42   Applicants are not aware of any characteristics of a listing on Nasdaq or NYSE Arca that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange. Applicants do acknowledge that unlike the structure of most other domestic Exchanges where our Exchange Specialist is contractually obligated to make a market in Shares and oversees trading in Shares, the Nasdaq and NYSE Arca trading systems allow numerous market makers who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that Nasdaq’s listing requirements require at least two market makers to be registered in Shares in order to maintain the Nasdaq listing. Applicants also note that market makers on Nasdaq and NYSE Arca must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on Nasdaq and NYSE Arca among market makers, many of whom may be Authorized Participants, as defined below, engaging in arbitrage activities would result in a highly efficient and effective market for Shares.

least important benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, the Portfolio Securities of each Fund, Deposit Securities and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisors and broker dealers, among others, and will enhance general market knowledge about the Fund’s holdings as well as the performance of its Adviser and any Subadviser.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know how changes in each Index are determined and information about such changes will be made available to all investors at the same time. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor any Subadviser will have latitude to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate.

V.     REQUEST FOR ETF RELIEF

A.     Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Trust could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit Aggregation. Because the redeemable Creation Unit Aggregation of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met. In light of this possible analysis, Applicants request an order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Unit Aggregations only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Unit Aggregations, it is expected that the market price of an individual Fund Share will not vary much from its NAV.

The Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act.

Creation Unit Aggregations will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit Aggregation for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Unit Aggregations may always be purchased and redeemed at NAV (less certain transactional expenses), the price of individual Shares on the secondary market should not vary substantially from the NAV.43 Also, each investor is entitled to purchase or redeem Creation Unit Aggregations rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit Aggregation may outweigh the benefits of redemption.

Applicants believe that the Trust’s securities may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption registered herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to the Trust. Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Unit Aggregations of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and accordingly, Applicants hereby request that the Application for an Order of exemption be granted.

B.     Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

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43   See the discussion above, “Trading History of Similar Products.”

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and one or more Exchange Specialists or market makers will maintain a market for such Shares. The Shares will trade on and away from44 the Primary Listing Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any sale order. The purchase and sale of Shares of a Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Primary Listing Exchange at prices based on a bid/offer market, rather than the NAV. Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent

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44   Consistent with Rule 19c-3 under the Exchange Act, members of the Primary Listing Exchange are not required to effect transactions in Shares through the facilities of such Exchange.

dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price. See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in Shares. Secondary market transactions in Shares would not cause dilution for owners of such Shares, because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares of a Fund either by selling or purchasing them on an Exchange or by redeeming or creating a Creation Unit Aggregation of such Shares; therefore no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of an Exchange Specialist or market makers on an Exchange will enhance liquidity. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying

Fund assets, an investor needs only to accumulate enough of individual Shares of such Fund to constitute a Creation Unit Aggregation in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants understand that, to date, SPDRs, MidCap SPDRs, DIAMONDS, QQQQs, and Select Sector SPDRs have consistently traded on Exchanges, at, or very close to, their respective NAVs.45 Applicants therefore have strong reason to believe that the trading experience of Shares should closely resemble that of SPDRs, MidCap SPDRs, DIAMONDS, QQQQs and Select Sector SPDRs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Unit Aggregations and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c- 1.

C.     Exemption from the Provisions of Section 22(e)

The Applicants seek an Order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act to certain Global Funds and International Funds under the circumstances described below.46

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the

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45   See “Trading History of Similar Products,” above.

46   Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Unit Aggregations of the Global Funds and International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve (12) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each Global Fund and International Fund customarily clear and settle, but in all cases no later than twelve (12) days following the tender of a Creation Unit Aggregation. With respect to Future Funds based on a Global or an International Index, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. Of course, it is possible that the proclamation of new or special holidays,47 the treatment by market participants of certain days as “informal holidays”48 (e.g., days on which no or limited securities transactions occur, as a result of substantially

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47   Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. For example, the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 3 1, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

48   A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices,49 could affect the information set forth herein at some time in the future. The Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays.

Where relief is requested, the delivery of redemption proceeds would be made within a maximum of twelve (12) calendar days after the redemption request is received. Except as disclosed in the Prospectus and/or SAI for the Global Funds and International Funds for analogous dates in subsequent years, deliveries of redemption proceeds by the Global Funds and International Funds relating to those countries or regions are expected to be made within seven (7) days.

The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. The Applicants propose that allowing redemption payments for Creation Unit Aggregations of a Global Fund or an International Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within a period of up to 12 calendar days following a redemption request would adequately afford investor protection.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Unit Aggregations of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Fund. Currently, Applicants believe that no significant additional system or

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49   Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

operational procedures will be needed to purchase or redeem Creation Unit Aggregations beyond those already generally in place in the relevant jurisdiction. The Applicants believe that this approach may make creations and redemptions of Creation Unit Aggregations less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, the Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be required in respect of certain Global Funds and International Funds). Applicants are not seeking relief from Section 22(e) with respect to Global Funds or International Funds that do not effect creations and redemption of Creation Unit Aggregations in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption is received and in proper form. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

The Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by iShares. On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Unit Aggregations and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds and International Funds.

D.     Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a) of the Act pursuant to Sections 6(c) and 17(b) of the Act to allow certain affiliated persons to effectuate purchases and redemptions in-kind. Unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered investment company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust… by the depositor thereof.

Section 17(a)(2) of the Act makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal-- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of each Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that, with respect to an Affiliated Fund, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit Aggregation (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption procedure with a Fund. The Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Unit Aggregations. Both the deposit procedures for in-kind purchases of Creation Unit Aggregations and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers. Deposit Securities and Redemption Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds, and the valuation of the Deposit Securities and Redemption Securities will be made in the same manner, regardless of the identity of the purchaser or redeemer. Any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Registration Statement.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund to track closely its Underlying Index and, therefore, aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of

Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI.      REQUEST FOR SECTION 12(d)(1) RELIEF

A.      Exemption from the Provisions of Sections 12(d)(l)(A), 12(d)(1)(B) and 17(a)

1.     General

Applicants respectfully request, pursuant to Section 12(d)(l)(J) of the Act, an exemption from Section 12(d)(l)(A) to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits of Section 12(d)(l)(A). Pursuant to Section 12(d)(l)(J), Applicants also request an exemption from Section 12(d)(l)(B) to permit the Funds, their principal underwriters and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits of Section 12(d)(l)(B). In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit a Fund to sell its Shares to, and redeem its Shares from, an Acquiring

Fund that owns 5% or more of the Fund’s Shares. Applicants believe that the 12(d)(l) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.      The Acquiring Funds

As stated above, the Acquiring Funds will be registered management investment companies and UITs. Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) will be registered as an investment adviser under the Advisers Act. No Acquiring Fund Adviser or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser or Subadviser(s). No Acquiring Fund will be in the same group of investment companies as the Funds. Pursuant to the terms and conditions of this Application and the requested order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed below.

3.     Proposed Conditions and Disclosure

Like the applicants in iShares Trust, SPY and PADCO, neither the Adviser nor any entity controlling, controlled by, or under common control with the Adviser, will serve as an Acquiring Fund Adviser or Acquiring Fund Subadviser (as defined below), to any Acquiring Fund, nor as Sponsor or trustee of any Acquiring Trust (“Trustee”). In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (the “Acquiring Fund Agreement”) (Condition 15, below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested

Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with Conduct Rule 2830 of the NASD pertaining to funds of funds (Condition 16, below).50

In addition, Applicants propose that the requested 12(d)(l) Relief will be conditioned upon certain additional requirements. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (Condition 8, below). Any member of an Acquiring Fund’s Subadvisory Group (as defined below) individually or the Acquiring Fund’s Subadvisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (Condition 8, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate51 and the Fund or a Fund Affiliate52 (Condition 9, below). Each Acquiring Management Company’s board of trustees, including a majority of the independent trustees, will

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50   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

51   An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Subadviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

52   A “Fund Affiliate” is defined as the Adviser, Subadviser(s), promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and Acquiring Fund Subadviser(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (Condition 10, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting53 (Condition 12, below). Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(l)(A) of the Act (Condition 18, below). A Fund may choose to reject any direct purchase of Creation Unit Aggregations by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(l)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

VII.     LEGAL ANALYSIS

A.      Section 12(d)(l)

Section 12(d)(l)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

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53   An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from knowingly selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1.     Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added section 12(d)(l)(J) to the Act. Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.54

Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(l), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive way” as

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54   H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

the concept of investment companies investing in other investment companies evolves over time.55

2.     Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(l) (then Section 12(c)(l)) in 1940 to prevent one investment company from buying control of another investment company.56 In enacting Section 12(d)(l), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.57 As originally proposed, Section 12(d)(l) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.58

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).59 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).60 These abuses included: (i) the threat of large scale redemptions of the

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55   Id. at 43-44.

56   House Hearings, 76th Cong., 3d Sess., at 113 (1940).

57   Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

58   House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

59   See H.R. Rep. No 91-1382,91S’ Cong., 2d Sess., at 11 (1970).

60   Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. Applicants propose a number of conditions designed to address these concerns.

Applicants submit that their proposed conditions (set forth below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Subadvisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

The Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Subadvisory Group” is defined as:

any Acquiring Fund Subadviser, any person controlling, controlled by, or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser.

For purposes of this Application, an “Acquiring Fund Subadviser” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Management Company.”

In addition, Condition 9 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate. Further, conditions 9-14 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Applicants have designed Condition 16 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition 17 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the NASD.61

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the Board, including a majority of the independent directors or trustees, of any Acquiring Fund, pursuant to Condition 19, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

In order to address concerns about complexity, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7)

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61   Any references to Conduct Rule 2830 of the NASD include any successor or replacement rule to Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

B.     Sections 17(a), 17(b) and 6(c)

Applicants seek an exemption from Section 17(a) pursuant to Sections 6(c) and 17(b) of the Act to permit a Fund, to the extent that the Fund is an affiliated person (as defined in Section 2(a)(3)(B) of the Act) of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund through in-kind Creation Unit Aggregation transactions.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, that Fund would become an affiliated person of the Acquiring Fund; and direct, in-kind sales and redemptions of its Shares with an Acquiring Fund could be prohibited.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants are seeking relief from any transaction in Creation Unit Aggregations between a Fund and an Acquiring Fund that owns 5% or more of a Fund before the transaction. Applicants expect that most Acquiring Funds will purchase Shares in the secondary market and will not purchase Creation Unit Aggregations directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.62

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund. The purchase of Creation Unit Aggregations by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Unit Aggregations directly from a Fund to represent that the purchase of Creation Unit Aggregations from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Acquiring Funds a flexible investment tool that can be used for a

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62   To the extent that purchases and sale of Shares of a Fund occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Unit Aggregations by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is intended to cover the in-kind transactions that would accompany such sales and redemptions.

variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IX.     Express Conditions to this Application

Applicants agree that any order of the Commission granting the requested ETF Relief will be subject to the following conditions:63

1.     Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Funds and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an Acquiring Fund Agreement with the Fund regarding the terms of the investment.

2.     As long as the Trust operates in reliance on the requested order, Shares will be listed on an Exchange.

3.     Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund only in Creation Unit Aggregations. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Unit Aggregations only.

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63   See supra note 6.

4.     The Website for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such closing price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Fund, if shorter).

5.     The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Share basis for one, five and ten year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and closing price, and (ii) the cumulative total return of the relevant Underlying Index.

6.     The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Applicants agree that any Order granting the requested 12(d)(1) Relief will be subject to the following conditions:

7.     The members of the Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition does not apply to the Acquiring Fund Subadvisory Group with respect to a Fund for which the Acquiring Fund Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8.     No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

9.     The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.     Once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested directors or trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund;

(ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11.     No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

12.     The Board, including a majority of the independent trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

13.     Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

14.     Before investing in Shares in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s), or their Sponsors or Trustees, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15.     The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Subadviser. In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16.     Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

17.     No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

18.     Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Fund.

X.     NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

Joe Barrato
Chief Executive Officer
Arrow Investment Advisers, LLC
2943 Olney-Sandy Spring Road, Suite A
Olney, MD 20832

With a copy to:

Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006-1600
(202) 778-9475

XI.     PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the application be directed to the person and address printed on the application’s facing page. Also, Applicants have attached as exhibits to the Application the required verifications, and proposed notice of Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Joe Barrato is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as President.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c) and 17(b) of the Act granting the Relief requested by this Application.

Arrow Investment Advisers, LLC
By: /s/ Joe Barrato
Name: Joe Barrato
Title: Chief Executive Officer

Arrow Funds Trust
By: /s/ Joe Barrato
Name: Joe Barrato
Title: Initial Trustee

Dated: May 22, 2009

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, Arrow Investment Advisers, LLC; that he is the Chief Executive Officer of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument this 22 day of May, 2009, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Joe Barrato

Joe Barrato
Chief Executive Officer

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, Arrow Funds Trust; that he is the Initial Trustee of such trust; and that all actions taken by the trustees and other persons necessary to authorize deponent to execute and file such instrument this 22 day of May, 2009, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Joe Barrato

Joe Barrato
Initial Trustee

EXHIBIT A – Description of Initial Funds and their Indices

INDEXES

Dow Jones Global Relative Risk Moderate Portfolio Index

Dow Jones Global Relative Risk Moderately Aggressive Portfolio Index

Dow Jones Global Relative Risk Aggressive Portfolio Index

OVERVIEW
With the Dow Jones Relative Risk Indexes, investors can evaluate the returns on their portfolios considering the amount of risk they have taken. The indexes can be used as benchmarks or performance-measurement tools for investors whose portfolios reflect difference risk tolerances.

The Dow Jones Relative Risk family includes indexes for five risk profiles. Each index attempts to maintain a specific level of risk relative to the risk of an all-stock portfolio.

Index	Percent of All Stock Portfolio Risk
Conservative	20%
Moderately conservative	40%
Moderate	60%
Moderately Aggressive	80%
Aggressive	100%

The Dow Jones Relative Risk Indexes allow the evaluation of investors’ portfolio returns based on the level of risk taken. The appropriate index is the one with risk characteristics that most closely match those of the portfolio.

KEY BENEFITS

Diverse:

Each Dow Jones Relative Risk Index consists of multiple subindexes that represent stocks, bonds and cash. The subindexes in turn contain large numbers of components. The diversity of the asset base increases the likelihood that the indexes will accurately mirror the broader markets.

Well-Known:

The Dow Jones Relative Risk Indexes are made up of underlying indexes from providers that investors and managers know and trust. Dow Jones equity indexes make up the stock component and Lehman Brothers indexes make up the bond and cash components.

Systematic/Rules-Based:

Dow Jones Relative Risk Indexes are created and maintained based on an objective, transparent approach. The methodologies of the underlying subindexes can be obtained from Dow Jones Indexes and Lehman Brothers.

Straightforward:
The indexes are designed to measure portfolios at five different risk levels: Conservative, Moderately Conservative, Moderate, Moderately Aggressive and Aggressive. To reflect these risk levels, the indexes allocate differently among the underlying stock, bond and cash subindexes.

METHODOLOGY

The Dow Jones Relative Risk Indexes are designed to benchmark total-portfolio investments at various specified levels of risk. They represent five investor risk profiles:

•	Conservative
•	Moderately Conservative
•	Moderate
•	Moderately Aggressive
•	Aggressive

BASIC COMPOSITION

Each Dow Jones Relative Risk Index measures three major asset classes; stocks, bonds and cash, which in turn are represented by multiple subindexes. The stock subindexes are products of Dow Jones Indexes; the bond and cash (T-Bill) subindexes are products of Lehman Brothers.

Subindexes of the Dow Jones Relative Risk Indexes

Global Series
Stock
- Dow Jones U.S. Large-Cap Growth Index
- Dow Jones U.S. Large-Cap Value Index
- Dow Jones U.S. Mid-Cap Growth Index
- Dow Jones U.S. Mid-Cap Value Index
- Dow Jones U.S. Small-Cap Growth Index
- Dow Jones U.S. Small-Cap Value Index
- Dow Jones Europe/Canada Index
- Dow Jones Asia/Pacific Index
- Dow Jones Institutional Emerging Markets Index
BOND
- Lehman Government Bond Index
- Lehman Corporate Bond Index
- Lehman Mortgage Bond Index
- Lehman Majors (ex U.S.) Index
CASH
- Lehman 1-3 month T-bill index

The methodologies of the subindexes can be obtained from Dow Jones Indexes and Lehman Brothers

REBALANCING

Within each index, the three asset classes as represented by the subindexes are reweighted each month to reflect a risk profile that is set at the beginning of each month in relation to the current risk level of an all-stock portfolio.

Percentage of all-stock portfolio risk reflected in the index

Dow Jones Conservative Index	20%
Dow Jones Moderately Conservative Index	40%
Dow Jones Moderate Index	60%
Dow Jones Moderately Aggressive Index	80%
Dow Jones Aggressive Index	100%

For example, the risk level of the Dow Jones Aggressive Index is set monthly to 100% of the current risk of the all-stock portfolio. Risk is calculated as 36-month semi variance, which is a measure of risk that indicates how far below the mean any single return might normally be.

To prevent the complete exclusion of any asset class, the weighting of each asset class is not allowed to drop below 5% in any index.

CALCULATING RETURN

The return of each index is calculated monthly by multiplying the returns of the subindexes by the weighting assigned to the corresponding composite of the major asset classes and then summing the weighted returns.

Index	Percent of Equity Risk	Similar Balanced Investment Strategy
DJ Conservative Portfolio Index	20%	Income
DJ Moderately Conservative Portfolio Index	40%	Income with Growth
DJ Moderate Portfolio Index	60%	Growth with Income
DJ Moderately Aggressive Portfolio Index	80%	Moderate Growth
DJ Aggressive Portfolio Index	100%	Aggressive Growth

Each Portfolio Index is rebalanced monthly to the appropriate percentage of the risk experienced by the all stock Portfolio Index over the previous 36 months.